UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Jones Lang LaSalle Income Property Trust, Inc.
(Name of Issuer)

Class M Common Stock
(Title of Class of Securities)

N/A
(CUSIP Number)

Gordon Repp Jones Lang LaSalle Incorporated 200 East Randolph Drive Chicago, IL 60601 (312) 782-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2015
(Date of Event Which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Jones Lang LaSalle Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,726,169
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,726,169
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,726,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%[1]
14	TYPE OF REPORTING PERSON (see instructions) HC

_____________________________
1 Based upon an aggregate of 55,293,578 shares of common stock of the Issuer issued and outstanding as of May 28, 2015.

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSONS LIC II Solstice Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,125,389
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,125,389
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,125,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[1]
14	TYPE OF REPORTING PERSON (see instructions) PN

_____________________________
1 Based upon an aggregate of 55,293,578 shares of common stock of the Issuer issued and outstanding as of May 28, 2015.

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSONS LaSalle US Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Jones Lang LaSalle Co-Investment, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 600,780
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 600,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%[1]
14	TYPE OF REPORTING PERSON (see instructions) CO

_____________________________
1 Based upon an aggregate of 55,293,578 shares of common stock of the Issuer issued and outstanding as of May 28, 2015.

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSONS LaSalle Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSONS LaSalle Investment Company IIB Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,125,389
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,125,389
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,125,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[1]
14	TYPE OF REPORTING PERSON (see instructions) PN

_____________________________
1 Based upon an aggregate of 55,293,578 shares of common stock of the Issuer issued and outstanding as of May 28, 2015.

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSONS LIC II (General Partner) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,125,389
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,125,389
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,125,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[1]
14	TYPE OF REPORTING PERSON (see instructions) CO

_____________________________
1 Based upon an aggregate of 55,293,578 shares of common stock of the Issuer issued and outstanding as of May 28, 2015.

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Jones Lang LaSalle Incorporated (“JLL”), LIC II Solstice Holdings, LLC (“LIC II Solstice”), LaSalle US Holdings Inc. (“LUSHI”), Jones Lang LaSalle Co-Investment, Inc. (“JLL Co-Investment”), LaSalle Investment Management (“LIM”), LaSalle Investment Company IIB Limited Partnership (“LIC Partnership”) and LIC II (General Partner) Limited (“LIC II Limited” and, collectively with LIC II Solstice, LUSHI, JLL Co-Investment, LIM and LIC Partnership, the “Reporting Persons”).with respect to the Common Stock of (the “Issuer”). The purpose of this Amendment is to report (i) the acquisition by JLL Co-Investment of all of the shares of the Issuer’s Common Stock that had been owned by LUSHI; and (ii) changes in the percentages of the Issuer’s outstanding Common Stock beneficially owned by the Reporting Persons as a result of changes in the number of outstanding shares of the Issuer’s Common Stock.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Item 1.        Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:
Jones Lang LaSalle Income Property Trust, Inc. (the “Issuer”), having principal executive offices at 200 East Randolph Drive, Chicago, IL 60601, currently has issued and outstanding five classes of common stock, par value $0.01 per share (“Common Stock”): Class A Common Stock, Class A-I Common Stock, Class M Common Stock, Class M-I Common Stock and Class D Common Stock. This statement has been filed in relation to share ownership by the Reporting Persons of Class M Common Stock. Other than the commissions and fees which vary by class, all classes of Common Stock of the Issuer have substantially similar character, and the holders of the classes of common stock enjoy substantially similar rights and privileges. As such, the beneficial ownership percentages of the Reporting Persons reflected herein are based on all issued and outstanding shares of Common Stock of the Issuer.
When the Schedule 13D was originally filed, the Reporting Persons owned shares of the then sole class of outstanding
Common Stock (which class was subsequently renamed Class E Common Stock), and the share holdings in the Schedule 13D as originally filed reflected ownership of that class. On October 1, 2012, the issuer declared a stock dividend with respect to all outstanding shares of Class E Common Stock (including those held by the Reporting Persons) in the amount of 4.786 shares for each outstanding share of Common Stock (equivalent to a 5.786-for-1 stock split).   On October 1, 2013, all outstanding shares of Class E Common Stock (including those held by the Reporting Persons) automatically converted to shares of Class M Common Stock. The effect of the stock dividend and the share conversion have been applied retroactively to all share and per share amounts reflected in this Amendment.

Item 2.        Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:
JLL, a Maryland corporation, is a holding company that does not have any independent operations. Its subsidiaries engage in various aspects of the real estate investment management, advisory and services business. JLL’s principal office is located at 200 East Randolph Drive, Chicago, Illinois 60601.
JLL Co-Investment, a Maryland corporation, is a wholly-owned subsidiary of JLL and in general serves as the investment vehicle through which JLL makes co-investments in funds sponsored, advised or sub-advised by its affiliates. JLL Co-Investment’s principal office is located at 200 East Randolph Drive, Chicago, Illinois 60601.
LIC II Solstice, a Delaware limited liability company, is 99.99% owned by LIC Partnership, its managing member, and 0.01% owned by employees of affiliates of LIM. LIC Partnership is a Delaware limited partnership. The general partner of LIC Partnership is LIC II Limited, an English limited partnership. Each of LIC II Solstice, LIC Partnership and LIC II Limited are engaged in the business of investing in real estate. LIC II Solstice and LIC Partnership have a principal office located at 200 E.

Randolph Drive, Chicago, Illinois 60601, and LIC II Limited has a principal office located at One Curzon Street, London, United Kingdom W1J 5HD.
LUSHI is a Delaware corporation that is engaged in the business of investing in real estate and has a principal office located at 200 East Randolph, Chicago, Illinois 60601. LIM, an English limited company and investment advisor registered with the United Kingdom Financial Services Authority, acts as an investment advisor to LUSHI and previously acted as an investment advisor to LIC II Solstice and its principal office is located at One Curzon Street, London, United Kingdom W1J 5HD.
The Reporting Persons do not admit that they constitute a group.
During the last five years, none of persons identified in this Item 2 (including the Covered Persons (as defined below), other than JLL, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. In the case of JLL, on September 10, 2014, the U.S. Securities and Exchange Commission (“SEC”) accepted JLL’s offer to settle proceedings initiated by the SEC relating to the late filing of forms that disclosed changes in ownership of stock owned by executive officers and directors of JLL (specifically, with respect to issuance to such persons of restricted stock units pursuant to the Issuer’s equity compensation plans) pursuant to Section 16 of the Act, and related disclosure of JLL regarding such filings. JLL neither admitted nor denied the findings by the SEC. The settlement required JLL to pay a US$150,000 civil penalty to the SEC and to cease and desist from any current or future violations of Section 16(a) or Section 13(a) of the Act and applicable rules thereunder.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.

Item 3.        Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated as follows:
LUSHI purchased from the Issuer (i) 5,786 shares of Common Stock on May 28, 2004 and (ii) 573,383 shares of Common Stock on December 23, 2004 for an aggregate purchase price of $10 million. On November 14, 2011, JLL Co-Investment purchased from the Issuer 21,611 shares Common Stock for an aggregate purchase price of $200,000. On August 8, 2012, the Issuer entered into an agreement (the “Subscription Agreement”) with LIC II Solstice for the purchase by LIC II Solstice of approximately 5,125,389 shares. The aggregate purchase price for such 5,125,389 shares of Common Stock was $50 million, based on the Issuer’s June 30, 2012 net asset value (“NAV”) per share of $9.76.
On May 19, 2015, JLL Co-Investment acquired all of the shares of Common Stock owned by LUSHI (579,169 shares giving effect to the Class E conversion at the May 18, 2015 NAV of $10.81) for a value of $6,260,816.17. All purchases described in this paragraph were made from the working capital (funds available for investment) of the respective purchasers.  No borrowed funds were used to purchase any shares of Common Stock.

Item 4.        Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and restated as follows:
The information set forth in Items 3, 5 and 6 hereof is hereby incorporated by reference into this item.

The shares of Common Stock, including the shares acquired on May 19, 2015 by JLL Co-Investment from LUSHI, were acquired for the purpose of investing in the Issuer’s securities. Depending on the Reporting Persons’ ongoing evaluation of the Issuer, prevailing market conditions and economic conditions or other investment considerations, the Reporting Persons may acquire additional shares, or dispose of shares of Common Stock, from time to time. The timing and amount of such acquisitions or dispositions will depend on the conditions and considerations described in the preceding sentences. The Reporting Persons’ acquisition of additional shares is subject to applicable legal restrictions and the disposition of shares of Common Stock is subject to the Subscription Agreement, which generally provides, among other things, that LIC II Solstice may not submit any request for repurchase pursuant to the Issuer’s share repurchase plan for at least five years after the date of purchase. The Reporting Persons intend to review on a continuing basis their investment in the Common Stock, and the Issuer’s business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions.
Except as otherwise contemplated herein, none of the Reporting Persons has any plan or proposal which relates to or which would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of form Schedule 13D promulgated under the Act.

Item 5.        Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) The calculations in this Item are based upon an aggregate of 55,293,578 shares of common stock of the Issuer issued and outstanding as of May 28, 2015. As of the date hereof, the Reporting Persons collectively own 5,726,169 shares of Common Stock. Such shares constitute 10.4% of the outstanding shares of Common Stock of the Issuer. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Act.
From the date of the original filing of the Schedule 13D by the Reporting Persons through the date of this Amendment, the Issuer has issued a net aggregate of 28,832,431 additional shares of its Common Stock to purchasers other than the Reporting Persons through the Issuer’s ongoing public offering of its Common Stock. As a result, the percentage of the Common Stock beneficially owned by each of the Reporting Persons proportionally decreased over such period (subject to the additional decrease in shares held by LUSHI as a result of its sale of shares of Common Stock to JLL Co-Investment on May 19, 2015, and the resulting equal increase in the number of shares of Common Stock held by JLL Co-Investment). Other than the sale by LUSHI of shares of Common Stock to JLL Co-Investment on May 19, 2015, none of the Reporting Persons has disposed of or acquired any shares of common stock of the Issuer at any time since their acquisition date.

(b)	Number of shares as to which such person has:

(b)	Sole power to vote or direct the vote:
See item 7 on Cover Pages to this Schedule 13D.

(ii)	Shared power to vote or to direct the vote
See item 8 on Cover Pages to this Schedule 13D.

(iii)	Sole power to dispose or to direct the disposition of
See item 9 on Cover Pages to this Schedule 13D.

(iv)	Shared power to dispose or to direct the disposition of
See item 10 on Cover Pages to this Schedule 13D.

(c)	Except as described in this Schedule 13D, the persons identified in Item 2 of this Schedule 13D have not effected any transaction in shares of Common Stock during the preceding 60 days.

(ci)	Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on, or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(cii)	Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended to add the following:
The Side Letters (as referenced in the Schedule 13D as originally filed) have terminated and have no further force or effect.
JLL Co-Investment acquired the Common Stock previously owned by LUSHI pursuant to a stock purchase agreement. The terms of the stock purchase agreement do not restrict the disposal or any other use of such Common Stock by JLL Co-Investment in any manner.

Item 7.        Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended to delete Exhibits 3, 4 and 5 originally filed with the Schedule 13D and to add the following:

Exhibit 6	Jones Lang LaSalle Income Property Trust Transfer Application relating to transfer between LaSalle US Holdings, Inc. and Jones Lang LaSalle Co-Investment, Inc. dated as of May 19, 2015

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 2, 2015

JONES LANG LASALLE INCORPORATED

By:	/s/ Joseph J. Romenesko
Name:	Joseph J. Romenesko
Title:	Treasurer

JONES LANG LASALLE CO-INVESTMENT, INC.

By:	/s/ Joseph J. Romenesko
Name:	Joseph J. Romenesko
Title:	Director

LASALLE INVESTMENT MANAGEMENT

By:	/s/ James Lyon
Name:	James Lyon
Title:	Director

LIC II (General Partner) LIMITED

By:	/s/ James Lyon
Name:	James Lyon
Title:	Director

LASALLE INVESTMENT COMPANY IIB LIMITED PARTNERSHIP

By:	LIC II (GENERAL PARTNER) LIMITED, its general partner

By:	/s/ James Lyon
Name:	James Lyon
Title:	Director

LIC II SOLSTICE HOLDINGS, LLC

By:	/s/ Julie Manning
Name:	Julie Manning
Title:	President

LASALLE U.S. HOLDINGS, INC.

By:	/s/ Julie Manning
Name:	Julie Manning
Title:	Director

SCHEDULE I
Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended and restated as follows:
The following sets forth as to each of the executive officers and directors of the undersigned: his/her name; his/her business address; his/her present principal occupation or employment and the name, principal address of any corporation or other organization in which such employment is conducted. For any information required to be provided in Schedule 13D with respect to officers and directors of Jones Lang LaSalle Incorporated (“JLL”) and to the extent not otherwise disclosed herein, please refer to the JLL 2014 Annual Report and the JLL Proxy Statement dated April 17, 2015. All officers listed below who are associated with the Reporting Persons of JLL, Jones Lang LaSalle Americas, Inc., Jones Lang LaSalle Co-Investment, Inc., LIC II Solstice Holdings, LLC and LaSalle U.S. Holdings, Inc. are located at 200 E. Randolph Drive, Chicago, Illinois 60601. All persons listed below associated with the Reporting Persons of LaSalle Investment Management and LIC II (General Partner) Limited are located at One Curzon Street, London United Kingdom W1J 5HD. All directors of JLL who are otherwise listed as being a former executive have a business address of 200 E. Randolph Drive, Chicago, Illinois 60601. Officers and directors associated with Jones Lang LaSalle Americas, Inc. and LaSalle Investment Management, Inc. are located at 200 E. Randolph Drive, Chicago, Illinois 60601. In addition, the Reporting Person LaSalle Investment Company IIB Limited Partnership does not have any officers or directors.

Jones Lang LaSalle Incorporated:
Directors:
Sheila A. Penrose Citizenship: United Kingdom	Chairman of the Jones Lang LaSalle Incorporated Board and Former President, Corporate and Institutional Services, Northern Trust Corporation
Colin Dyer Citizenship: United Kingdom and United States	Chief Executive Officer and President, Jones Lang LaSalle Incorporated 200 E. Randolph Drive, Chicago, Illinois 60601
Hugo Bagué Citizenship: Belgium	Group Executive, Rio Tinto Organisational Resources 2 Eastbourne Terrace London W2 6LG United Kingdom
Dame DeAnne Julius Citizenship: United States	Former Chairman, Royal Institute of International Affairs Chatham House 10 St. James’s Square London SW1Y 4LE United Kingdom
Ming Lu Citizenship: People’s Republic of China	Partner, KKR & Co., L.P. Level 56, Cheung Kong Center 2 Queen’s Road Central Hong Kong
Martin H. Nesbitt Citizenship: United States	Co-Chief Executive Officer of The Vistria Group, LLC 300 East Randolph Street Chicago, Illinois 60601
Ann Marie Petach Citizenship: United States	Former Chief Financial Officer, BlackRock, Inc.

Shailesh Rao Citizenship: United States	Twitter SG c/o REGUS 3 Church Street 8F Samsung Hub Singapore 049483
David B. Rickard Citizenship: United States	Former Executive Vice President, Chief Financial Officer and Chief Administrative Officer, CVS Caremark Corporation
Roger T. Staubach Citizenship: United States	Executive Chairman of Jones Lang LaSalle Americas, Inc.

Officers:
Colin Dyer	See above
Christie B. Kelly	See above
Charles J. Doyle Citizenship: United Kingdom	Chief Marketing and Communications Officer
Mark K. Engel Citizenship: United States	Global Controller
Allan Frazier Citizenship: United States	Global Head of Data and Information Management and Chief Data Officer
James S. Jasionowski Citizenship: United States	Chief Tax Officer
David A. Johnson Citizenship: United States	Global Chief Information Officer
Patricia Maxson Citizenship: United States	Chief Human Resources Officer
Mark J. Ohringer Citizenship: United States	Global General Counsel and Corporate Secretary
Joseph J. Romenesko Citizenship: United States	Treasurer
Parikshat Suri Citizenship: India	Director of Global Internal Audit

Jones Lang LaSalle Co-Investment, Inc.:
Directors:
Jeff Jacobson Citizenship: United States	Global Chief Executive Officer, LaSalle Investment Management
James S. Jasionowski	See above
Christie B. Kelly	See above
Joseph J. Romenesko	See above

Officers:
Jeff Jacobson (President)	See above

LIC II (General Partner) Limited:
Directors:
James Lyon Citizenship: United Kingdom	Chief Operating Officer – Europe, LaSalle Investment Management

Jeff Jacobson	See above
Sunil Patel Citizenship: United Kingdom	Managing Director, LaSalle Investment Management
Alan Trip Citizenship: United Kingdom	Managing Director, LaSalle Investment Management

Officers:
Colin Blackmore (Secretary) Citizenship: United Kingdom	Regional General Counsel at LaSalle Investment Management

LaSalle Investment Management:
Directors:
Simon Marrison Citizenship: France	Chief Executive Officer- Europe, LaSalle Investment Management
Julian Agnew Citizenship: United Kingdom	Managing Director, LaSalle Investment Management
James Lyon	See above
Stuart Richmond-Watson Citizenship: United Kingdom	Portfolio Manager, LaSalle Investment Management
Alan Tripp	See above.

Officers:
Colin Blackmore	See above

LIC II Solstice Holdings, LLC:
Officers:
Julie Manning (President) Citizenship: United States	Portfolio Manager and Managing Director, LaSalle Investment Management, Inc.

LaSalle U.S. Holdings, Inc.:
Directors:
Julie Manning	See above
Joseph J. Romenesko	See above
C. Allan Swaringen Citizenship: United States	Portfolio Manager and Managing Director, LaSalle Investment Management, Inc.

Officers:
C. Allan Swaringen (President)	See above